

February 23, 2011

Dr. Steven C. Vick
Chief Executive Officer
USA Synthetic Fuel Corporation
312 Walnut Street
Cincinnati, Ohio 45202

      Re: **USA Synthetic Fuel Corporation**
               Item 4.01 Form 8-K/A
               Filed February 17, 2011
               File No. 0-54044

Dear Dr. Vick:

We have reviewed your response to our comment letter dated February 3, 2011 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

Item 4.01 Form 8-K/A filed February 17, 2011

1. We have reviewed your response to comment 4 in our letter dated February 3, 2011 and have the following comments:

   - Although you indicate that the chairman of your board of directors discussed the BOE energy asset valuation disagreement with Killman Murrell, you do not affirmatively state, as required by Item 304(a)(1)(iv)(B) of Regulation S-K, whether any audit or similar committee of the board of directors, or the board of directors, discussed the subject matter of the disagreement with the former accountant. Please amend your filing to provide this required disclosure.

   - We note your disclosure that Killman Murrell has agreed to respond fully to the inquiries of your successor auditor concerning the subject matter of the BOE energy asset valuation disagreement "upon our authorization." As required by Item 304(a)(1)(iv)(C) of Regulation S-K, please amend your filing to clearly state whether you have authorized the former accountant to respond fully to the inquiries of the successor accountant concerning the subject matter of each of such disagreements and, if not, describe the nature of any limitation thereon and the reason therefor. Your use of the phrase "upon our authorization" could be interpreted to mean you have not yet provided or may choose not to provide Killman Murrell with authorization to fully respond to the inquiries of the successor accountant.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief